CNX Gas Corporation

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

September 29, 2008

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D. C. 20549

RE:	CNX Gas Corporation

Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended June 30, 2008

File No. 001-32723

Dear Ms. Davis:

This letter sets forth the responses of CNX Gas Corporation (the “Company” or “we” or “our”) to the comments of the staff of the U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated September 11, 2008. The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter. Due to our responses demonstrating enhanced disclosure in management discussion and analysis and footnotes to the consolidated financial statements, the Company requests the enhanced disclosure be added to future filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 4

Gas Operations, page 5

1.	Please expand your discussion of gob gas to explain how long it takes to extract gas from a rubble zone or gob. We note your related discussion of gob gas on page 7.

Company Response:

The extraction of gob gas from gob areas of the mines generally is completed within twelve months of the start of production. Due to the short life of gob wells, the costs to drill this type of well are expensed as incurred. We will update our current disclosure made on page 7 to include additional information related to the length of time it take to extract gas from gob areas. The new disclosure is indicated by the underscored text below.

Eventually, subsurface mining activities will mine through the frac wells that are drilled in advance of the mine development plan. As the main coal seam is removed from an area (called a “panel”), a rubble zone (called “gob”) is formed in the cavity created by the extraction of the coal. When the coal is removed, the rock above, which includes as many as 50 thinner coal seams that cannot be economically mined, collapses into the void. These seams become extensively fractured and release substantial volumes of gas as they collapse. We drill vertical wells (called “gob wells”) into the gob to extract the additional gas that is released. The extraction of gas from active gob areas generally is completed within twelve months of the start of production. Approximately 14% of our Virginia gas production comes in the form of gob gas from active coal mining operations.

General Risk Factors, page 20

2.	We note your disclosure on page 5 that approximately 27% of your current gas production is produced in connection with coal extraction by CONSOL Energy. Please add a risk factor that addresses how changes in the price of coal impacts your ability to produce and/or access new reserves as a result of coal producers’ development and production plans. We note your related disclosure on page 30.

Company Response:

We will update our current disclosure made on page 30 to include an additional risk factor, indicated by the underscored text below, which more clearly reflects the impact that the idling or curtailment of coal mining operations, including a decline in coal prices, could have on CNX Gas. The existing risk factor will also be revised to eliminate any duplicate disclosure. The new disclosures are indicated by the underscored text below. The changes to existing disclosures are also appropriately marked below.

A significant portion of our production is associated with the coal mining operations of CONSOL Energy and any disruption to those coal mining operations will adversely impact our production and results of operations.

In 2007, approximately 27% of our gas production was produced in connection with coal extraction by CONSOL Energy; 14% of our production is associated with CONSOL Energy’s active mining operations.

CONSOL Energy’s coal mining operations can be impacted by many events, some of which are beyond CONSOL Energy’s control, including for example,

•	an extended decline in prices it receives for coal;

•	changes in the supply of and demand for coal;

•	the disruption of rail, barge and other systems that transport coal;

•	the availability of qualified personnel to work in coal operations;

•	work stoppages at union-represented mines;

•	legal proceedings brought by property owners, environmental groups, governmental authorities and others;

•	the risks inherent in coal mining, such as unforeseeable geological conditions, equipment failure, methane gas issues, fires, accidents and weather conditions; and

•	compliance with laws and government regulations, including the need to obtain government permits for mining operations, environmental laws and regulations and employee health and safety regulations.

If CONSOL Energy’s mining operations are idled or curtailed as a result of any of these factors at any coal mine where we have gas operations associated with mining operations, especially CONSOL Energy’s Buchanan Mine in southwest Virginia, our CBM production would be adversely affected and the impact could have a material adverse effect on our results of operations. For example, in 2005 and 2007, CONSOL Energy was forced to idle its Buchanan Mine due to operational and safety issues. As a result, we estimate that our total gas production was 4.0 Bcf and 3.7 Bcf less than it otherwise would have been in those years if the Buchanan Mine had operated at normal levels.

Further, CONSOL Energy’s coal mining activities at its Buchanan Mine require the removal of water from the mine and the ventilation of the mine. Several lawsuits and permit appeals have been filed that could affect the removal of water from the mine. Separately, a lawsuit has been filed with respect to a ventilation fan that could affect the ventilation of the mine. If operations at CONSOL Energy’s Buchanan Mine are adversely affected as a result of these legal proceedings, our gas production relating to mining activities would be adversely affected.

Our prior and continuing relationship with CONSOL Energy exposes us to risks attributable to CONSOL Energy’s businesses.

We and CONSOL Energy are obligated to indemnify each other for certain matters as set forth in our agreements with CONSOL Energy. As a result, any claims made against us that are properly attributable to CONSOL Energy (or conversely, claims against CONSOL Energy that are properly attributable to us) in accordance with these arrangements could require us or CONSOL Energy to exercise our respective rights under the master separation agreement and the master cooperation and safety agreement. In addition, we have an agreement with CONSOL Energy that we will refrain from taking certain actions that would result in CONSOL Energy being in default under its debt instruments. Those debt instruments currently contain covenants that would be breached if we borrow from a third party unless we contemporaneously guaranteed indebtedness of CONSOL Energy under those debt instruments. In addition, those debt instruments contain covenants that would be breached by our granting liens on certain assets unless we contemporaneously grant a pari passu lien securing the indebtedness of CONSOL Energy under those debt instruments. In connection with our obtaining an unsecured credit facility with a group of commercial lenders, we guaranteed CONSOL Energy’s $250,000 7.875% notes due March 1, 2012. We are exposed to the risk that, in these circumstances, CONSOL Energy cannot, or will not, make the required payment or in turn that we are required to make a required payment to CONSOL Energy. If this were to occur, our business and financial performance could be adversely affected.

~~Approximately 14% of our gas production is associated with CONSOL Energy’s active mining operations. If CONSOL Energy is required to cease mining activities due to an event causing a coal mine to be idled, that cessation of coal mining could prohibit us from producing gas from that or related sites until the coal mining activities commence again, which could adversely affect our operations and financial results. For example, in 2005 and 2007, CONSOL Energy was forced to idle its Buchanan Mine in southwest Virginia. As a result, we estimate that our total gas production was 4.0 Bcf and 3.7 Bcf less than it otherwise would have been in those years.~~

~~Further, CONSOL Energy’s coal mining activities at its Buchanan Mine require the removal of water from the mine and the ventilation of the mine. Several lawsuits and permit appeals have been filed that could affect the removal of water from the mine. Separately, a lawsuit has been filed with respect to a ventilation fan that could affect the ventilation of the mine. If operations at CONSOL Energy’s Buchanan Mine are adversely affected as a result of these legal proceedings, our gas production relating to mining activities would be adversely affected~~.

Consolidated Statements of Stockholders’ Equity, page 61

3.	We note you have 150,915,198 and 150,864,075 issued and outstanding shares of common stock as of December 31, 2007 and 2006. However, we are unable to locate a roll-forward of these shares for the periods presented. Please expand your financial statements or footnotes thereto to include disclosure of changes in the number of shares of equity securities. Refer to paragraph 10 of APB 12.

Company Response:

We will update our current disclosures made in Footnote 13 – Stock-Based Compensation.

The CNX Gas Equity Incentive Plan consists of the following components: stock options, stock appreciation rights, restricted stock units, performance awards, cash awards and other stock-based awards. The total number of shares of CNX Gas common stock with respect to which awards may be granted under CNX Gas’ plan is 2,500,000. During the year ended December 31, 2007, there were 51,123 shares issued related to stock based compensation options or units exercised.

Note 1- Significant Accounting Policies, page 63

Basis of Consolidation

4.	We note your disclosure that you proportionately consolidate your interest in Knox Energy as of December 31, 2007. We further note you accounted for Knox Energy under the equity method of accounting in the prior period. Please explain the reason for your change and identify the accounting literature you are relying upon to support your change in methodology. In addition, please tell us how you considered the disclosure requirements of FAS 154 with respect to reporting this accounting change.

Company Response:

Knox Energy, LLC (Knox) was formed in September 2001 and has not been a significant component of CNX Gas financial or operational activity since formation. The equity method was used to account for Knox from 2001 until December 31, 2007. For the periods presented in the 2007 10-K, CNX Gas’ portion of Knox financial results were less than 1% of CNX Gas consolidated net income.

Proportionate consolidation is an acceptable practice within the oil & gas industry. If Knox had been accounted for using the proportionate consolidation method during 2005, 2006 or 2007, CNX Gas consolidated financial statements would have be impacted as follows:

•	Net income would not change in any year.

•	Earnings per share would not change in any year.

•	Total Revenue and Other Income would have increased less than 1% in any year.

•	Total Costs would have increased less than 1% in any year.

•	Capital expenditures would have increased less than 2.5% in any year.

•	Investment in Equity Affiliates would have decreased less than 2.5% in any year.

Through an analysis of this information in accordance with Staff Accounting Bulletin 99, “Materiality,” we determined that Knox was insignificant. We concluded that disclosure of additional information under by SFAS 154 was not necessary.

Because the operational activities related to Knox are expected to become more significant we reevaluated the accounting method used to account for CNX Gas’ investment in Knox. The following summarized this evaluation.

Knox Energy, LLC was formed in September 2001 as a limited liability company under Tennessee Law. The LLC had two members, CNX Gas and an unrelated company, New River Energy, LLC. Each member had a 50% interest and each member contributed the same initial capital. Voting rights were shared equally with a majority vote required for action. Each member could elect to participate in the annual drilling program. If a member elects not to participate, it was required to farm out its interest in the well to another party. We concluded that APB 18, “The Equity Method of Accounting for Investments in Common Stock,” was the appropriate accounting guidance and, accordingly, the equity method of accounting was applied.

New River did not fund their share of capital calls from 2001 through 2003. CNX Gas filed a lawsuit in 2004 against New River seeking reimbursement. In 2005, the lawsuit was settled. The settlement required payment by New River to CNX Gas for reimbursement of the 2001 capital calls. The settlement also increased CNX Gas financial interest by declaring the 2002 and 2003 capital calls to be credited to CNX Gas’ capital account in Knox. This resulted in a disproportionate ownership interest between the two parties. After additional unequal capital contributions throughout 2005, 2006 and 2007, CNX Gas effectively owned approximately 85% of the assets held by Knox Energy. Although the Knox Energy LLC partnership agreements had not been amended, CNX Gas effectively controlled the Knox entity. Therefore, CNX Gas determined that Knox Energy should be reflected as a consolidated entity.

Based on EITF 00-1, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures,” CNX Gas determined that proportionate consolidation of their ownership interest in Knox Energy was more consistent with industry practice. EITF 00-1 states that:

“a proportionate gross financial statement presentation is not appropriate for an investment in an unincorporated legal entity accounted for by the equity method of accounting unless the investee is in either the construction industry or an extractive industry where there is a longstanding practice of its use. For purposes of this consensus, an entity is in an extractive industry only if its activities are limited to the extraction of mineral resources (such as oil and gas exploration and production) and not if its activities involve related activities such as refining, marketing or transporting extracted mineral resources.”

This change in accounting was adopted at December 31, 2007. We will revise our current disclosure made in Note 1 to include the following underscored text.

As of December 2007, we proportionately consolidate our working interest in Knox Energy, LLC. Our results of operations, balance sheets and cash flow would not have been significantly different if Knox Energy, LLC had been proportionately consolidated in all periods presented.

Revenue recognition, page 65

5.	We note your disclosure that “Matching buy/sell gas transactions settled in cash which do not meet the requirements for netting under EITF No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counter-Party,” are recorded in both revenues and costs of revenues as separate sales and purchase transactions.” Please clarify what you mean when you refer to the requirements for netting under EITF 04-13. Additionally, please explain why the settlement of a transaction in cash impacts the analysis as to whether or not a transaction within the scope of EITF 04-13 should be reported gross vs. net. Refer to paragraph 4 of EITF 04-13.

Company Response:

We will revise our current disclosure made in Footnote 1 – Significant Accounting Policies under Revenue Recognition as indicated with underscored additional text below.

    Revenue Recognition

Sales are recognized when title passes to the customers. This occurs at the contractual point of delivery.

We have an operational gas balancing agreement with Columbia pipeline. The imbalance agreement is managed internally using the sales method of accounting. The sales method recognizes revenue when the gas is taken ~~and paid for~~ by the purchaser.

Included in royalty interest gas sales are the revenues related to the portion of production associated with royalty interest owners.

CNX Gas sells gas to accommodate the delivery points of its customers. In general, this gas is purchased at market price and re-sold on the same day at market price less a small transaction fee. These matching buy/sell transactions include a legal right of offset of obligations and have been simultaneously entered into with the counterparty which qualify for netting under EITF No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counter-Part” and are therefore reflected net on the income statement in gathering and transportation fees.

6.	We note your disclosure that you also provide “gathering services to third parties by way of matching buy/sell transactions,” and that these “revenues and expenses are recorded gross in the consolidated statement of income and recognized immediately in earnings.” Please explain why you have reported these transactions on a gross basis.

Company Response:

CNX Gas provides gathering services to third parties. This service is provided by CNX Gas purchasing the third party’s gas at delivery to the gathering system. Title passes to CNX Gas at this point. CNX Gas then sells this gas to customers. Title passes from CNX Gas to customer at this point. CNX Gas has no right of offset between the third party producer and the end customer. Therefore, these transactions do not meet the requirements under EITF No. 04-13 for netting. Also, because CNX Gas has the risks and rewards of ownership of the third party produced gas from point of collection to delivery to the customer, as defined by EITF No. 99-19, these transactions are appropriately reflected on a gross basis on the income statement. We will revise our current disclosure made in Footnote 1 – Significant Accounting Policies under Revenue Recognition as indicated below with underscored additional text below. Changes to previous disclosure are also appropriately indicated below.

~~Matching buy/sell gas transactions settled in cash which do not meet the requirements for netting under EITF No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counter-Party,” are recorded in both revenues and costs of revenues as separate sales and purchase transactions.~~ CNX Gas also provides gathering services to third parties by ~~way of matching buy/sell transactions~~purchasing gas, produced by the third party, at market prices less a fee. The gas purchased from third party producers is then resold by CNX Gas to end users or gas marketers at current market prices. These revenues and expenses are recorded gross as purchased gas revenue and purchased gas expense in the consolidated statement of income. Purchased gas revenue is recognized when title passes to the customer ~~immediately in earnings~~. Purchased gas expense is recognized when title passes to CNX Gas from the third party producer.

Note 2 – Significant Acquisitions, page 69

7.	We note your disclosure indicating you entered into a three-way transaction in June 2007 with Peabody Energy and majority shareholder CONSOL Energy Inc. to acquire certain oil and gas, coalbed methane, and other gas interests. Please tell us how you accounted for these transactions and cite the accounting literature you relied upon to support your accounting methodology.

Company Response

CNX Gas executed a series of transactions in order to acquire certain oil and gas, coalbed methane, and other gas interests from Peabody Energy. The first transaction was with CNX Gas and the majority shareholder, CONSOL Energy Inc. (CEI), to acquire the coal reserves. This transaction included a cash payment of $45 million to CEI, plus a deferred payment of $36 million at the end of 35 years. The deferred payment had a present value of $6.7 million. The total purchase price of $51.7 million ($45 million cash plus the present value of future payment of $6.7 million) approximated the fair value of the coal reserves, as determined by a third party firm engaged to determine the fair value of the coal reserves purchased. The purchase of coal from CEI was completed simultaneously (thus a three-way transaction) with the exchange of the coal reserves plus $15 million cash for certain oil and gas, coalbed methane, and other gas interests from Peabody Energy. Thus, the total value of assets given up by CNX Gas was $66.7 million. These transactions resulted in CNX Gas recognizing a $66.7 million asset for gas rights acquired, a $6.7 million deferred payment to CEI and a $60 million reduction in cash.

Because acquiring the majority shareholders coal reserves and the acquisition of the gas rights from Peabody were contingent on one another, the two transactions occurred simultaneously, and CNX Gas was exchanging assets with Peabody that it previously did not hold as an operating asset, these two transactions were linked for financial reporting purposes. This resulted in the economic substance of the transaction reflecting CEI’s sale of coal reserves to Peabody for cash of $45 million and a deferred receivable with a present value of $6.7 million. The economic substance of the deal also reflects CNX Gas purchasing gas rights from Peabody for $66.7 million.

The economic substance of the transaction was further supported by SFAS 153, paragraph 2a. This guidance states that an “exchange is a reciprocal transfer between an enterprise and another entity that results in the enterprise’s acquiring assets or services or satisfying liabilities by surrendering other assets or services or incurring other obligations. A reciprocal transfer of a nonmonetary asset shall be deemed an exchange only if the transferor has no substantial continuing involvement in the transferred asset such that the usual risks and rewards of ownership” of the asset are transferred. CEI or CNX Gas has no substantial continuing involvement in the properties given up in the exchange. Also, fair value of the coal reserves relinquished in the exchange can be determined, the exchange transaction will not facilitate sales to customers, and the transaction has commercial substance as defined by SFAS 153, paragraph 21.

SFAS 153, paragraph 21, states that “a nonmonetary exchange has commercial substance if the entity’s future cash flows are expected to significantly change as a result of the exchange. The entity’s future cash flows are expected to significantly change if either of the following criteria is met: a.) The configuration (risk, timing, and amount) of the future cash flows of the asset received differs significantly from the configuration of the future cash flows of the asset transferred. b.) The entity-specific value of the assets received differs from the entity specific value of the assets transferred, and the difference is significant in relation to the fair values of the assets exchanged.” CONSOL Energy had no plans to mine the traded coal reserves within the next 20 years. It is the intention of CNX Gas to explore and develop the acquired gas rights on a shorter time frame than CEI intended to extract the coal reserves. Because the exchange of coal reserves for various gas reserves changes the configuration (risk, timing and amount) of the future cash flows the transaction was deemed to have commercial substance. Because the transaction demonstrates commercial substance, SFAS 153 is applicable and accordingly, the transaction was recorded based on the fair values of the assets given up.

  Note 13 – Stock-Based Compensation, page 82

Long-term Incentive Compensation, page 84

8.	We note you adopted a long-term incentive program effective October 11, 2006 and that this program allows for the award of performance share units (PSUs). We further note the PSU represents “a contingent right to receive a cash payment,” and that the number of units earned by a participant “will be based on the company’s total stockholder return relative to the stockholder return of a pre-determined peer group of companies.” Please tell us whether you are accounting for the PSU’s as an equity or liability award under FAS 123(r) and provide us with an analysis to support your accounting methodology.

Company Response:

In accordance with SFAS No. 123R, “Stock-based Compensation”, the units are accounted for as a liability because the program will pay out in cash. SFAS No. 123R, paragraph 32 states that “options or similar instruments on shares shall be classified as liabilities if (a) the underlying shares are classified as liabilities or (b) the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets.”

Note 17 – Commitments and Contingent Liabilities, page 87

9.	We note your disclosure with respect to the financial guarantees and letters of credit to certain third parties you have committed to at December 31, 2007. Please expand your disclosure to include the information required by paragraph 13 (b) and 13(c) of FIN 45, if applicable.

Company Response:

We plan to revise the current disclosures in Note 17 as indicated below by the underscored text.

At December 31, 2007, CNX Gas has provided financial guarantees and letters of credit to certain third parties as described by major category in the following table. These amounts represent the maximum potential total of future payments that we could be required to make under these instruments. These amounts have not been reduced for potential recoveries under recourse or collateralization provisions. Generally, recoveries under reclamation bonds would be limited to the extent of the work performed at the time of the default. No amounts related to these financial guarantees and letters of credit are recorded as liabilities in the financial statements. CNX Gas management believes that these guarantees will expire without being funded, and therefore the commitments will not have a material adverse effect on financial condition. ~~The fair value of all liabilities associated with these guarantees have been properly recorded and reported in the financial statements.~~

Other supplemental Information – Supplemental Gas Data (unaudited), page 93

10. We note you provide separate disclosure for your “Proportionate Share of Gas Producing Net Property, Plant and Equipment of Unconsolidated Affiliates’ for capitalized costs, costs incurred and results of operations for producing activities. Please also include this information for the standardized measure of discounted future net cash flows or otherwise advise why such information is not required to be provided under paragraph 31 of FAS 69.

Company Response:

In past filings, CNX Gas determined that the information regarding equity affiliates was immaterial for separate disclosure. The information is available and will be provided in future filings. The previously reported disclosures related to the Standardized Measure of Discounted Future Cash Flows will be revised to separate equity affiliates from the consolidated operations. The proposed additional disclosure is as follows:

	2007		2006		2005
	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates
Future Cash Flows:
Revenues	$9,481,159	$28,506	$7,090,219	$15,046	$11,643,518	$32,033
Production Costs	(2,995,996)	(8,623)	(2,561,374)	(7,357)	(2,845,990)	(6,043)
Development Costs	(635,800)	(636)	(551,692)	(422)	(421,905)	(410)
Income Tax Expense	(2,252,005)	(7,410)	(1,497,796)	(2,737)	(3,241,366)	(9,899)

Future Net Cash Flows	3,597,359	11,836	2,479,357	4,530	5,134,257	15,681
Discounted to present value at 10% Annual Rate	(2,212,376)	(7,279)	(1,546,171)	(2,825)	(3,269,160)	(9,984)

Total Standardized Measure of Discounted Net Cash Flows	$1,384,983	$4,557	$933,186	$1,705	$1,865,097	$5,697

	2007		2006		2005
	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates
Balance at Beginning of Period	$933,186	$1,705	$1,865,097	$5,697	$1,026,774	$2,764
Net changes in sales prices and production costs	1,681,550	7,356	(5,327,975)	(13,550)	3,528,867	10,581
Sales net of production costs	(207,688)	(1,122)	(435,909)	(2,265)	(233,212)	(1,314)
Net change due to revisions in quantity estimates	479,618	5,959	1,495,140	(2,486)	629,622	2,925
Net change due to acquisition	2,840	—	—	—	—	—
Development costs incurred, previously estimated	257,935	—	151,774	—	86,273	—
Changes in estimated future development costs	(342,043)	(214)	(281,561)	(12)	(244,038)	990
Net change in future income taxes	(754,209)	(4,673)	1,743,570	7,162	(1,500,271)	(5,213)
Accretion of discount and other	(666,206)	(4,454)	1,723,050	7,159	(1,428,918)	(5,036)

Total Discounted Cash Flow at End of Period	$1,384,983	$4,557	$933,186	$1,705	$1,865,097	$5,697

Other Supplemental Information – Selected Quarterly Data (unaudited), page 96

11. Please expand your disclosure under this heading to explain in greater detail the nature of the “out-of-period year-to-date adjustments made in the fourth quarter.”

Company Response:

During year end closing procedures, CNX Gas discovered that some adjustments primarily related to sales with related parties were required. These adjustments resulted in $9,360 of lower sales revenue and correspondingly reduced accounts receivables. These adjustments impacted net income by $5,740, or $0.04 per share. Per completion of a Staff Accounting Bulletin 99, “Materiality” review, it was determined that no restatement of quarterly data was necessary. The primary reasons for this conclusion are as follows:

•	The adjustment did not mask a change in earnings and did not influence any trends which existed throughout the year ended December 31, 2007.

•

The adjustments did not hide a failure to meet analysts’ expectations for any of the quarters within the year ended December 31, 2007. CONSOL Energy’s Buchanan Mine, which contributes to our gas production, was idled for most of the calendar 2007 year. Because of the loss of production attributable to this mine, earnings were below analysts expectations. Based on our experience, production, reserve growth and capital expenditures are the primary items that drive share price, not earnings per share.

•	The adjustment did not change an earnings period to a loss period, or vice versa.

•	No regulatory requirements were affected by this adjustment.

•	The adjustment did not cause any loan covenants to be in default.

•

The adjustment did not impact any management incentive compensation payouts to be adjusted. Short term incentive compensation is based on individual performance, safety, production and unit costs. Long term incentive compensation is based upon the increase in share price in comparison to a pre-determined peer group.

•	The adjustment did not involve any concealment of an unlawful transaction.

Based on the factors above, it was determined the fourth quarter adjustment did not require restatement of reported 2007 quarters. In order to more clearly explain the nature of the adjustment, current disclosure under Other Supplemental Information – Selected Quarterly Data (unaudited) will be expanded to include the underscored text below.

*	Included in the fourth quarter are out-of-period year-to-date adjustments made in the fourth quarter due to actualizations and adjustments primarily related to sales with related parties. These adjustments resulted in lower Revenue and Other Income, lower Total Earnings Before Minority Interest, Total Earnings Before Income Tax, Net Income and Earnings per Share, both Basic and Diluted in the quarter ended December 31, 2007.

Form 10-Q for the fiscal Quarter Ended June 30, 2008

Note 2 – Significant Acquisitions, page 7

12. We note from your disclosure you acquired the remaining 50% interest in Knox Energy, LLC in June 2008 for a cash payment of $36,000. Please expand your disclosure under this heading to include the information required by paragraph 58 of FAS 141 or otherwise advise why such disclosures are not required.

Company Response:

FAS 141, paragraph 58 requires various disclosures in the interim financial statements “if a material business combination is completed during the current year up to the date of the most recent interim statements of financial position.” Although the purchase of the outstanding interest in Knox Energy, LLC resulted in a cash payment of $36,000, it was not deemed a “material business combination” for the following reasons:

a.	No balance sheet line items were impacted significantly. The largest balance sheet line item change was 2.5%.

b.	Knox Energy, LLC acquired six month production of 0.2 Mcf for the six months ended June 30, 2008 and 0.4 for the six months ended June 30, 2007, less than 1% of total CNX Gas production for these periods.

c.	Knox Energy total acquired revenues and other income for the six month period ended June 2008 and June 2007 was less than 1% of CNX Gas total revenue and other income

d.	CNX Gas total capital expenditures, including the $36,000 cash outlay for the purchase of the remaining portion of KNOX Energy, were $235,806. The cash outlay to acquire the remaining portion of KNOX Energy which CNX Gas did not previously own represented approximately 15% of total year to date 2008 capital expenditures. Because the cash expenditure for the remaining portion of KNOX Energy was large component of year to date expenditures the business compensation was describe briefly in the interim financial statements.

Based on these factors, the acquisition of the remaining portion of Knox which CNX Gas did not previously own was determined to be an insignificant business combination and therefore did not require the disclosures prescribed by FAS 141 paragraph 58.

Engineering Comments

Website: http://www.cnxgas.com/AboutCNXGas.aspx

13. We note your statement, “Net unproved reserves at year end were 1.855 trillion cubic feet, giving us a total 3P (proved, probable, and possible) reserve base of 3.120 Tcf.” Please consider clarifying your reserve terms here so the reader is informed that 3P reserves are the sum of proved and probable and possible reserve volumes.

Company Response:

The following statement, indicated by the underscored text, will be added to our website to define 3P reserves when we discuss 3P reserves.

Net unproved reserves at year end were 1.855 trillion cubic feet, giving us a total 3P (3P reserves equal the sum of proved reserves, probable reserves, and possible reserves) reserve base of 3.120 Tcf.”

Business, page 4

Average Sales Prices and Lifting Costs, page 10

14. We note the “Average Gas Sales Price Including Effects of Financial Settlements (per Mcf)”. Please expand your disclosure to also disclose your historical gas sales prices before the effects of hedging.

Company Response:

We propose the following additional disclosure on page 10 which reflects historical gas sales prices before the effects of hedging. The proposed additional disclosure is underscored below.

	For the Twelve Months Ended December 31,
	2007	2006	2005
Average Gas Sales Price Before the Effects of Financial Settlements (per Mcf)	$6.87	$6.72	$6.54
Average Effects of Financial Settlements (per Mcf)	$0.32	$0.32	$(0.64)

Average Sales Price Including Effects of Financial Settlements (per Mcf)	$7.20	$7.04	$5.90

Financial Statements, page 59

Other Supplemental Information – Supplemental Gas Data (unaudited): page 93

15. Your historical development costs for 2007 of $258 million is less than the “Development costs incurred, previously estimated” line item of $295 million in the 2007 standardized measure reconciliation on page 96. We see similar differences for the two prior years. Please explain these differences to us and modify your disclosure to clarify the differences.

Company Response:

As noted in our response to comment 10 we are proposing to disclose equity affiliates in a separate column. Also, note the underscored figures in the table below recognize a reclassification of certain costs that were inappropriately included in the “Development costs incurred, previously estimated” line, but should have been reflected in the “Changes in estimated future development costs” line. The other figures in the table were previously reported in the correct classifications.

	2007		2006		2005
	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates
Balance at Beginning of Period	$933,186	$1,705	$1,865,097	$5,697	$1,026,774	$2,764
Net changes in sales prices and production costs	1,681,550	7,356	(5,327,975)	(13,550)	3,528,867	10,581
Sales net of production costs	(207,688)	(1,122)	(435,909)	(2,265)	(233,212)	(1,314)
Net change due to revisions in quantity estimates	479,618	5,959	1,495,140	(2,486)	629,622	2,925
Net change due to acquisition	2,840	—	—	—	—	—
Development costs incurred, previously estimated	257,935	—	151,774	—	86,273	—
Changes in estimated future development costs	(342,043)	(214)	(281,561)	(12)	(244,038)	990
Net change in future income taxes	(754,209)	(4,673)	1,743,570	7,162	(1,500,271)	(5,213)
Accretion of discount and other	(666,206)	(4,454)	1,723,050	7,159	(1,428,918)	(5,036)

Total Discounted Cash Flow at End of Period	$1,384,983	$4,557	$933,186	$1,705	$1,865,097	$5,697

Net Reserve Quantity (Mcfe), page 94

16. Please expand your disclosure to explain your significant proved reserves changes in each of the last three years, e.g. 145,834 mmcfe in 2007 extensions and discoveries. Refer to FAS 69, paragraph 11.

Company Response

CNX Gas plans to add the following disclosure, indicated with the underscored text below, to the Supplemental Gas data in the Net Reserve Quantity table on page 94.

Extentions and Discoveries (c)

The 2007 Proved Reserve, Extensions and Discoveries were the result of drilling 294 net wells in Central Appalachia and 76 net wells in Northern Appalachia.

The 2006 Proved Reserve, Extensions and Discoveries were the result of drilling 253 net wells in Central Appalachia and 19 net wells in Northern Appalachia. Revisions were also realized in 2006 with the addition of non-operated interest in wells, infield drilling and the loss of several undeveloped locations on acreage controlled by a third party due to a lease dispute.

The 2005 Proved Reserve, Extensions and Discoveries were the result of drilling 176 net wells in Central Appalachia and 8 net wells in Northern Appalachia. Revisions were also realized in 2005 from infield drilling.

Based upon the responses provided, I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and
Chief Financial Officer